SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: March 4, 2013

List of materials

Documents attached hereto:

i) Press Release announcing Sale of DeNA’s shares held by Sony Corporation.

March 4, 2013
Sony Corporation

Sale of DeNA’s shares held by Sony Corporation

Sony Corporation (“Sony”) today announced that it has entered into a contract to sell all of the shares (17,722,500 shares) of DeNA Co., Ltd. (“DeNA”) held by Sony to Nomura Securities Co., Ltd.

As a result of the sale, Sony expects to realize a gain of approximately 40.9 billion yen, to be recorded as other income during the fourth quarter for the current fiscal year ending March 31, 2013.  Sony expects to disclose the selling price of the shares tomorrow evening, March 5, 2013 (JST).

As stated on February 7, 2013 in the announcement of Sony’s forecast for consolidated financial results for the fiscal year ending March 31, 2013, Sony has identified certain assets for possible sale as part of an initiative to transform its business portfolio and reorganize its assets.  This sale was conducted as a part of that initiative.  While this sale was anticipated and the potential gain on the sale was taken into account at the time of the forecast, Sony is currently reevaluating the aggregate impact of this sale and other factors on the forecast.

1.  Purpose of the sale
Sony is transforming its business portfolio and reorganizing its assets in an effort to strengthen its corporate structure.  This sale is made as a part of that initiative.

2.  Summary of DeNA
Trade name	DeNA Co., Ltd.
Address of head office	Shibuya 2-21-1, Shibuya-ku, Tokyo, Japan
Name and title of representative	Isao Moriyasu, President and Representative Director
Business	Social Media Business, E-commerce Business
Stated capital	10,397 million yen
Date of establishment	March 4, 1999
Number of employees (stand-alone)	872 (as of the end of September, 2012)
Number of shares issued and outstanding	150,810,033 shares

3.  Summary of the buyer
Trade name	Nomura Securities Co., Ltd.
Address of head office	Nihonbashi 1-9-1, Chuo-ku, Tokyo, Japan
Name and title of representative	Koji Nagai, President
Business	Financial Instruments Business
Stated capital	10,000 million yen
Date of establishment	May 7, 2001

4.  Number of shares to be sold and number of shares to be held by Sony before/after the sale
Number of shares held by Sony before the sale	17,722,500 shares (Number of voting rights: 177,225) (Shareholding ratio: 13.14%)
Number of shares to be sold	17,722,500 shares (Number of voting rights: 177,225) (Shareholding ratio: 13.14%)
Number of shares to be held by Sony after the sale	0 shares (Number of voting rights: 0) (Shareholding ratio: 0%)

5.  Schedule
Execution of a contract of sale	March 4, 2013
Closing of the sale (Expected)	March 7, 2013

6.  Outlook
The impact of the sale on Sony’s forecast for consolidated financial results for the fiscal year ending March 31, 2013 is as stated above.

End of document